Correspondence

OpGen, Inc.

708 Quince Orchard Road, Suite 205

Gaithersburg, MD 20878

December 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Deanna Virginio

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-250983

Ladies and Gentlemen:

On behalf of OpGen, Inc., and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:00 p.m. on December 4, 2020, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Peter Jaslow at (215) 864-8737.

Sincerely,

/s/ Timothy C. Dec

Timothy C. Dec

Chief Financial Officer
OpGen, Inc.

cc: Peter Jaslow, Esq.